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                              June 8, 2023

       Thomas Kelly
       Chief Financial Officer
       Monster Beverage Corp
       1 Monster Way
       Corona, California 92879

                                                        Re: Monster Beverage
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-18761

       Dear Thomas Kelly:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Inflation, page 58

   1. You disclose here, and in your quarterly filing, that inflation has negatively impacted your results of operations,
leading to increased cost of sales and operating expenses. In future filings, please
quantify and disclose the impact of the inflationary pressures you are experiencing on cost of
sales, gross margins and operating expenses. For example, based on the material decline
in gross profit as a percentage of net sales from 56.1% for the year ended December 31, 2021
to 50.3% for the year ended December 31, 2022, specifically
                                                        quantify the impacts of
increased freight rates and fuel costs, including costs relating to the importation of
aluminum cans, increased ingredient and other input costs, including secondary packaging
materials, increased aluminum can costs attributable to higher aluminum commodity
pricing, increased co-packing fees, production inefficiencies, and geographical sales mix.
 Thomas Kelly
Monster Beverage Corp
June 8, 2023
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameThomas Kelly                            Sincerely,
Comapany NameMonster Beverage Corp
                                                          Division of
Corporation Finance
June 8, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName